May 12, 2017

Mr. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Mail Stop 4631
Washington, D.C. 20549

RE:    Orion Group Holdings, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed March 24, 2017
Form 8-K
Filed March 15, 2017
File No. 1-33891

Dear Mr. Cash:

This letter is provided by Orion Group Holdings, Inc. (the "Company") in response to the letter from the staff of the Division of Corporation Finance (the "Staff"), of the U.S. Securities and Exchange Commission dated May 8, 2017 (the "Comment Letter") and based on our conversation with the Staff on May 10, 2017, relating to the above-referenced Comment Letter. For the Staff's convenience, the Company's responses are prefaced by the exact text of the Staff's corresponding comment, which in each case is set forth in bold text.

Form 10-K for the Year Ended December 31, 2016

Controls and Procedures, page 37

Managements Report on Internal Control Over Financial Reporting, page 37

1.
Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control - Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Response: Based upon the above comment, the Company will, in future filings, clarify that the Company utilized the 2013 version of the criteria described in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, when conducting an assessment of the Company's internal controls over financial reporting.

Form 8-K filed on March 15, 2017

2.     We note the use of non-GAAP Measures and have the following comments:

•
You disclose non-GAAP financial measures more prominently than directly comparable GAAP measures. In this regard, we note in your 2016 highlights that you have highlighted your year over year increase in EBITDA without highlighting the comparable GAAP measure. We also note your discussion of EBITDA and EBITDA margin on a consolidated and segment basis without discussion of their comparable GAAP measures for all periods presented. Please refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and revise future filings accordingly;

Response:

•	In future filings, the Company will ensure GAAP measures are presented equally or more prominently than the comparable non-GAAP measures.

•
As it pertains to the EBITDA and EBITDA margin references in the consolidated sections, the Company will insert Net Income (GAAP measure) to precede the non-GAAP EBITDA references. Further, the Company will insert language directly following the measures acknowledging EBITDA and EBITDA margin’s standing as a non-GAAP measure. The language will include the location of each measure’s definition within the document, and the location of the GAAP to non-GAAP reconciliation tables.

•
For sections showing segment results, the Company will insert the GAAP measure of Income/(loss) before income taxes and add an explanation that on a segment basis Income/(loss) before income taxes is the most comparable GAAP measure to EBITDA due to the Company not allocating taxes on a segment level. Further, the Company will insert language directly following the measures acknowledging EBITDA and EBITDA margin’s standing as non-GAAP measures. The language will include the location of each measure’s definition within the document, and the location of the GAAP to non-GAAP reconciliation tables.

•
You disclose one-time charges related to differing site conditions on a specific contract and the tax effects in your reconciliation of adjusted net income. Please expand your disclosures to explain how tax effects of your non-GAAP adjustments are calculated. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016; and

Response: In response to the above comment and in reference to Question 102.11 of the updated Non-GAAP Compliance and Disclosure interpretation, the Company will revise its disclosures in reference to the calculation of the tax effects of any non-GAAP adjustments. Revised net income (GAAP) to Adjusted Net Income (non-GAAP) reconciliation tables will provide the gross profit associated with one-time charges related to the gross profit adjustment as result of differing site conditions on a specific contract and the applied tax rate used to calculate for the net adjustment.

Refer to the below table to see the revised disclosure mentioned above:

Orion Group Holdings, Inc. and Subsidiaries
Reconciliation of Adjusted Net Income
(In thousands, except per share information)

	Three months ended December 31,	Twelve months ended December 31,
	2016	2016
	(Unaudited)	(Unaudited)
Net loss	$(6,343)	$(3,620)
One-time charges related to differing site conditions on a specific contract and the tax effects
Add: Gross loss on a specific contract	8,086	8,086
Less: Tax rate of 14% applied to gross profit(1)	(1,132)	(1,132)
Total one-time charges related to differing site conditions on a specific contract and the tax effects	6,954	6,954
NOL valuation allowances	1,872	1,872
Adjusted net income	$2,483	$5,206
Adjusted EPS	$0.09	$0.19
(1) Tax adjustment reflects the impact that the non-GAAP item has on the tax provision.

•
Please more fully explain how and why you determined it is appropriate to revise your non-GAAP performance measure of Adjusted net income to exclude the one-time charge related to your NOL valuation allowances. Please tell us what this amount represents and how you calculated the overall tax rate based on the new non-GAAP pretax income. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: In reference to the above comment, the Company is providing to the SEC further clarification on the determination of the Net Operating Loss ("NOL") valuation allowance on the Company's non-GAAP adjustments and how that calculation affected the calculation of the overall tax rate.

In accordance with ASC 740, the Company is required to assess the need for a valuation allowance and reduce its deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance should be sufficient to reduce the deferred asset to an amount that is more likely than not able to be realized. Judgment is needed when considering the impact of negative and positive evidence.

The Company assessed the realizability of its deferred tax assets at December 31, 2016, and considered whether it was more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets depends upon the generation of future taxable income, which includes the reversal of deferred tax liabilities, during the periods in which these temporary differences becomes deductible.

The Company has a tax effected NOL carryforward in 2016 for state income tax reporting purposes due to the losses sustained in various states. The Company believes it will be able to partially utilize these NOLs against future income primarily with reversing of temporary differences attributable to depreciation, due to expiration dates well into the future. However, the Company has determined that a portion of the NOLs related to certain jurisdictions will more likely than not, not be able to be fully utilized. Therefore, a valuation allowance was established for this portion of the NOL. For federal tax purposes, the Company has utilized its ability to carry losses back prior to 2016.

In 2016, the Company determined that the cumulative years of losses justified adding a valuation allowance for certain additional entities with regard to multiple state jurisdictions. This additional valuation allowance was related to the accumulated performance of certain entities over time and not reflective of how Orion Group Holdings, Inc. operated in the reporting period or will operate going forward. Therefore, management believes it was prudent to present the public with a non-GAAP performance measure of adjusted net income to be more reflective of how the company operated in the reporting period.

Refer to the the table shown in the previous response to see a revised disclosure related to this response as well.

We hope that our answers above appropriately respond to the Staff's comments. Please do not hesitate to contact me by telephone at (713) 852-6500 with any questions or comments regarding this correspondence.

Sincerely,

Orion Group Holdings, Inc.
/s/ Christopher J. DeAlmeida
Christopher J. DeAlmeida
Vice President and Chief Financial Officer